		R. Stuart Wells	M. Douglas Howard	W.W. Lyall D. Knott, Q.C.
		William A. Ruskin, 1	Patrick A. Williams	Alexander Petrenko
		Bernard Pinsky, 4	Roy A. Nieuwenburg	William C. Helgason
		William D. Holder	Nigel P. Kent, 1	Douglas W. Lahay
		David W. Kington	Diane M. Bell	Anne L.B. Kober
		R. Brock Johnston	Neil P. Melliship	Kenneth K.C. Ing, 12, 13
		Darren T. Donnelly	Mark S. Weintraub	Kevin J. MacDonald
		Don C. Sihota	R. Barry Fraser	James A. Speakman
		Ethan P. Minsky, 6, 7, 9	Brock H. Smith	Nicole M. Byres
		Peter Kenward	D. Lawrence Munn, 8	John C. Fiddick
		R. Glen Boswall	Virgil Z. Hlus, 5	Stewart L. Muglich, 8
		Samantha Ip	Jonathan L.S. Hodes, 1, 5	Mark J. Longo, 2
		Aaron B. Singer	L.K. Larry Yen, 10	Amy A. Mortimore
		Jane Glanville	Brent C. Clark	Conrad Y. Nest, 10
		Richard T. Weiland	Cam McTavish	Valerie S. Dixon
		Allyson L. Baker, 2	Warren G. Brazier, 4	Veronica P. Franco
		Krista Prockiw	Jeffrey F. Vicq, 3	C. Michelle Tribe
		James T. Bryce	Satinder K. Sidhu	Vikram Dhir, 1
		Adam M. Dlin	Oliver C. Hanson, 1	Rina J. Jaswal
		Sarah W. Jones	Anna D. Sekunova	Jun Ho Song, 4, 8, 11
		Shauna K.H. Towriss	Kyle M. Wilson	Jennifer R. Loeb
		Heather M. Hettiarachchi	Eric T. Pau	Pratibha Sharma
		Angela M. Blake	Seva Batkin	Christina J. Kim
Reply Attention of Direct Tel. EMail Address Our File No.	Jun Ho Song 604.743.3106 jhs@cwilson.com 29741-0002 / CW4118860	Victor S. Dudas	Craig V. Rollins	Rong (Lauren) Liang
Rachelle J. Mezzarobba

		Of Counsel	Derek J. Mullan Q.C.
James M. Halley Q.C.
		Associate Counsel:	Michael J. Roman

March 2, 2011 BY EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549-4561 United States of America	Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

	Canada 1 Alberta 2 Ontario 3 Saskatchewan	United States 4 California 5 Colorado 6 District of Columbia 7 Florida 8 New York 9 Virginia 10 Washington 11 Nevada	International 12 Hong Kong 13 United Kingdom

Attention:	H. Roger Schwall, Assistant Director
Timothy Levenberg, Special Counsel
Douglas V. Brown, Staff Attorney

Dear Sirs/Mesdames:

Re:	Argentex Mining Corporation
Registration Statement on Form S-4 (the “Form S-4”)
File No. 333-171729
Filed January 14, 2011

               Thank you for your letter of February 10, 2011 with respect to the above-noted filing by Argentex Mining Corporation (the “Company”). We provide below the Company’s responses to your comments. We are also providing a blacklined copy of the Company’s pre-effective amendment to the Form S-4. For your ease of reference, the Company’s responses are numbered in a manner that corresponds with your comments.

General

1.

We note you incorporate by reference as exhibit 10.20 your agreement with Julian Michudis from the Form 8-K you filed on December 14, 2010. However, the document you incorporate by reference did not comply with Exchange Act Rule 12b-12(d) insofar as the document was provided only in Spanish. See also Securities Act Rule 403(c). Please revise the reference in the Form S-4 exhibit list to identify the precise number used to identify the referenced exhibit in the Form 8-K/A you filed on January 4, 2011, or in any subsequent filing on Form 8-K/A that you file in response to staff comment. In that regard, ensure that the exhibit list cites to the latest such filing rather than to any earlier versions.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

On February 23, 2011, the Company filed the amended Form 8-K (the “Form 8-K/A”) to include the English and Spanish versions of the agreement. The Company also revised the reference in the Form S-4 exhibit list to identify the precise number used to identify the referenced exhibit in the Form 8-K/A.

2.

We will issue under separate cover any comments resulting from our review of the confidential treatment request you filed on January 5, 2011, which relates to the Michudis contract. You will not be in a position to request accelerated effectiveness of the Form S-4 until all outstanding issues, including those relating to the pending confidential treatment request relating to the incorporated exhibit, have been resolved.

The Company acknowledges your comment. On February 23, 2011, the Company sent the Securities and Exchange Commission a letter withdrawing its request for confidential treatment, except as it related to certain personal information, that the Company filed on January 5, 2011.

3.	Please provide confirmation with your response that you will comply with Rule 414 of the Securities Act.

The Company confirms that it will comply with Rule 414 of the Securities Act.

Certain United States Federal Income Tax Consequences, page 39

4.

Revise the caption to clarify that you identify in this section the material tax consequences rather than only “certain” of such consequences. Also revise the disclosure to clarify whether it (a) constitutes the opinion of named counsel or (B) summarizes the opinion of named counsel. If the latter, make clear that you have filed the opinion(s) separately as an exhibit.

The Company revised the caption to identify the section as “Material United States Federal Income Tax Consequences of the Change of Our Corporate Jurisdiction” and removed discussion of tax consequences where they do not result from the change of jurisdiction or are otherwise not material. Also the Company revised the disclosure to clarify that when the discussion relates to the opinions of the tax experts, the discussion summarizes tax opinions of the tax experts. Finally, the Company made it clear that the tax opinions are filed separately. Please see page 39.

5.

We note your statement that your tax discussion “does not purport to discuss all of the United States tax consequences that may be relevant to stockholders, nor will it apply to the same extent or in the same way to all stockholders.” Revise to provide clear disclosure regarding counsel’s opinion regarding the material United States tax consequences.

The Company removed this statement and included clear disclosure about counsel’s opinion regarding the material United States tax consequences. Please see pages 39 and 40.

6.	Revise to eliminate the suggestions that the disclosure “is included for general information purposes only” and that the reader is “expected to consult with” its own advisors.

The Company removed these two suggestions.

7.	Insofar as the disclosure will either summarize or constitute the opinion of named counsel, eliminate the repeated references to your “beliefs” regarding the tax consequences.

Insofar as the disclosure summarizes or constitutes the opinions of the tax experts, the Company has eliminated the repeated references to its “beliefs” regarding the tax consequences.

8.

Revise to clarify what constitutes counsel’s opinion. For example, if true, disclose that counsel is in fact opining (at page 40) that “stockholders will not be required to recognize any U.S. gain or loss on this transaction.”

The Company has clarified which discussion constitutes the summary of the counsel’s opinion. Please see pages 39 and 40.

9.

Eliminate the suggestion that the disclosure “assumes” particular tax matters when such items are within the scope of the opinion which counsel has rendered. It is not appropriate to assume the tax consequence involved, nor is it appropriate to assume any legal conclusion underlying the opinion.

The Company eliminated the suggestion that the disclosure “assumes” particular tax matters when such items are within the scope of the opinion which counsel has rendered.

10.

To the extent that because of the merger, the continuation, or otherwise, investors may be subject to foreign tax due to their status vis-à-vis U.S. residence, make this clear and identify any applicable tax treaties. We note the references both to the Canadian Act and the Canada Act.

The Company is not aware of any foreign tax due to the stockholders’ status vis-à-vis U.S. residence in connection the transaction contemplated in the Form S-4.

11.

If any of the disclosure under “The Merger and Continuation” constitutes the opinion of named counsel regarding the material tax consequences, revise to make this clear. We note in that regard the statement at page 43 that Clark Wilson has “approved the following section.”

The disclosure under “The Merger and Continuation” is a summary of the tax opinion of Clark Wilson LLP. Accordingly, the Company revised the disclosure to clarify that the discussion summarizes tax opinion of Clark Wilson LLP. Finally, the Company made it clear that the tax opinion are filed separately. Please see page 43.

Exhibit 8.1

12.

We note counsel’s suggestion that it is basing its opinion on its “best judgment.” If by this reference, counsel intends to signal its doubt or that it is rendering only a limited opinion, obtain a revised opinion which clarifies this, and ensure that the disclosure in the Form S-4 makes clear any limits and the nature of and reasons for any doubt with regard to the rendered opinions.

The counsel has informed the Company that the phrase “best judgment” is not intended to signal doubt. The phrase is merely stating that the counsel’s opinions set forth in the letter are based on its interpretations (its understanding) regarding the application of the relevant provisions of the Internal Revenue Code.

13.	Obtain and file a revised opinion which does not include an incomplete page 6, as does the current version you filed.

The Company obtained and is filing a revised opinion which does not include an incomplete page 6.

Exhibit 8.2

14.	Obtain and file an opinion which does not include the concluding paragraph insofar as the reader may rely on and use the opinion.

The Company obtained and is filing a revised opinion which does not include the concluding paragraph mentioned.

                We look forward to any further comments you may have regarding the Form S-4 or with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3106.

Yours truly,

CLARK WILSON LLP

Per: /s/ Jun Ho Song

Jun Ho Song

Encl.

cc:	Argentex Mining Corporation